                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 8)

                    Under the Securities Exchange Act of 1934

                               A.T. CROSS COMPANY
                               ------------------
                                (Name of Issuer)

                      Class A Common Stock, $1.00 Par Value
                      -------------------------------------
                         (Title of class of securities)

                                    227478104
                                    ---------
                                 (CUSIP number)

                                 January 1, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [  ]     Rule 13d-1(b)
                  [  ]     Rule 13d-1(c)
                  [x]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of
1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

                 (A fee is not being paid with this statement.)

         1)       Name of Reporting Person.  Noel M. Field, Jr.
                                             -------------------

         2)       Check the Appropriate box if a Member of a Group (See Instructions).

         (a)      |_|
         (b)      |_|

         3)       SEC Use Only......................................

         4)       Citizenship or Place of Organization.       United States
                                                         -------------------------------

Number of                      (5)  Sole Voting Power:  None.
Shares Beneficially            (6)  Shared Voting Power:  None.
Owned By
Each Report-                   (7)  Sole Dispositive Power:  None.
ing Person                     (8)  Shared Dispositive Power: None.
With

         9)       Aggregate Amount Beneficially Owned by Each Reporting Person.   None.

         10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).

                     Not applicable.

         11)      Percent of Class Represented by Amount in Row 9.  0%
                                                                    ---

         12)      Type of Reporting Person (See Instructions).  IN
                                                                --

Item 1(a).        Name of Issuer.
                  --------------
                  A.T. Cross Company.

Item 1(b).        Address of Issuer's Principal Executive Offices.
                  -----------------------------------------------
                  One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).        Name of Person Filing.
                  ---------------------
                  Noel M. Field, Jr.

Item 2(b).        Address of Principal Business Office.
                  ------------------------------------

                  Hinckley, Allen & Snyder LLP
                  1500 Fleet Center
                  Providence, RI 02903

Item 2(c).        Citizenship.
                  -----------
                  United States.

Item 2(d).        Title of Class of Securities.
                  ----------------------------
                  Class A Common Stock, $1.00 Par Value.

Item 2(e).        CUSIP Number.
                  ------------
                  227478104

Item 3.           Not applicable.

Item 4.           Ownership.
                  ---------

Mr. Field has reported  ownership of greater than 10% of the  securities  of the issuer which are held in trust by the W. Russell  Boss,  Jr.,  Trust B for which
Mr. Field acted as co-trustee.  As of January 1, 2005,  Mr. Field's  trusteeship expired and he no longer holds any beneficial  interest in any securities of the issuer.

                  (a)      Amount Beneficially Owned.
                           -------------------------

                           None.

                  (b)      Percent of Class.  N/A
                           ----------------

                  (c)      Number of shares of Common Stock as to which Mr. Field has:

                        (i)      sole power to vote or to direct the vote:  None.
                                                                            -----

                        (ii)     shared power to vote or to direct the vote:  None.
                                                                              -----

                        (iii)    sole power to vote or to direct the vote:  None.
                                                                            -----

                        (iv)     shared power to dispose or to direct the disposition of:  None.
                                                                                           -----

Item 5.           Ownership of Five Percent or Less of a Class.
                  --------------------------------------------
                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.
                  ---------------------------------------------------------------
                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                  ----------------------------------------------------------------------------------------------------------------
                  Holding Company or Control Person.
                  ---------------------------------
                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ---------------------------------------------------------
                  Not applicable.

Item 9.           Notice of Dissolution of Group.
                  ------------------------------
                  Not applicable.

Item 10.          Certification.
                  -------------
                  Not applicable.

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:    January 7, 2005            By: /s/ Noel M. Field, Jr.
                                        ----------------------
                                            Noel M. Field, Jr.